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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2008

                          Commission File No. 000-30752

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F /X/ Form 40-F / /
                                        ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                    Yes / / No /X/
                                        ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press Release dated July 31, 2008: AEterna Zentaris to Present at Upcoming BMO Capital Markets 2008 Focus on Healthcare Conference and 28th Annual Canaccord Adams Global Growth Conference

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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS TO PRESENT AT UPCOMING BMO CAPITAL
MARKETS 2008 FOCUS ON HEALTHCARE CONFERENCE AND 28TH
ANNUAL CANACCORD ADAMS GLOBAL GROWTH CONFERENCE

QUEBEC CITY, CANADA, JULY 31, 2008 - AEterna Zentaris Inc. (NASDAQ: AEZS, TSX:
AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced that its Senior Vice President and Chief Medical Officer, Paul Blake, M.D., will present a company overview at the upcoming BMO Capital Markets 2008 Focus on Healthcare Conference on Tuesday, August 5, 2008 at 1:45 pm (eastern time), in Room 3 of the Millennium Broadway Hotel in New York City.

Furthermore, Professor, Jurgen Engel, Ph.D., Executive Vice President and Chief Scientific Officer at AEterna Zentaris will also present a company overview at the 28th Annual Canaccord Adams Global Growth Conference on Wednesday, August 13, 2008 at 10:00 am (Eastern Time) in the London room of the Intercontinental Hotel in Boston.

A live webcast of Professor Engel's presentation will be available on AEterna Zentaris' website at www.aezsinc.com in the Investors section. A replay will also be available for a period of 30 days on the Company's website.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.

INVESTOR RELATIONS
Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
(908) 626-5503
dturpin@aezsinc.com

MEDIA RELATIONS
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

                                      -30-
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             AETERNA ZENTARIS INC.


Date:  August 1, 2008        By:  /s/Dennis Turpin
---------------------             -------------------------------------------
                                  Dennis Turpin
                                  Senior Vice President, Chief Financial Officer